June 27, 2005

Via Facsimile and Overnight Courier

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Re:	U.S.I. Holdings Corporation

Form 10-K for the fiscal year ended December 31, 2004

Form 10-Q for the quarterly period ended March 31, 2005

File No. 000-50041

Dear Mr. Rosenberg:

Set forth below are the responses of U.S.I. Holdings Corporation (the “Company”) to the U.S. Securities and Exchange Commission’s (the “Commission” or the “Staff”) numbered comments contained in your letter to the Company dated May 17, 2005 (the “Comment Letter”). The responses set forth below are numbered to correspond with the numbered comments in the Comment Letter.

Primary Financial Measures, page 16

1.	Staff Comment: We note that you have included in your disclosures a caption for EBITDA, EBITDA margin and Cash earnings per share. We believe these measures are considered non-GAAP measures that must comply with Item 10(e) of Regulation S-K. We note that by excluding certain recurring items to determine these amounts has the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that amounts excluded have the following attributes:

•	There is a past pattern of these items occurring in each reporting period;

Jim B. Rosenberg

June 27, 2005

•	The financial impact of this item will not disappear or become immaterial in the future; and

•	There is no unusual reason that the company can substantiate to identify the special nature of this item.

These attributes raise significant questions about management’s assertions as to the usefulness of these measures for investors and the appropriateness of its presentation in accordance with Item 10(e) of Regulation S-K. Please refer to “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” on our website at www.sec.gov/divisions.corpfin/faqus/nongaapfaq.htm that we issued on June 13, 2003. As it appears that you have not adequately disclosed the usefulness or the appropriateness of these measures as required Item 10 of Regulation S-K, please remove all references to these measures.

Company Response: The Company understands the comment and in response thereto respectfully notes the following. The Company believes its description and use of EBITDA and EBITDA margin in its Form 10-K to be an acceptable presentation of non-GAAP financial measures in accordance with Item 10(e) of Regulation S-K and in consideration of questions 8 and 15 in the Staff’s June 13, 2003 FAQ on the use of non-GAAP financial measures. Also, the Company believes that disclosure of some non-GAAP financial measures are material for a reader’s understanding of how management views the Company’s operating performance, in the spirit of FRR-72.

Specifically, Item 10(e) of Regulation S-K provides that the Registrant must include the following in the filing:

(A)	A presentation, with equal or greater prominence of the most directly comparable GAAP financial measure (please see pages 23 and 27 – 28 where Income (Loss) from Continuing Operations Before Income Taxes in accordance with GAAP is presented with equal prominence to EBITDA);

(B)	A reconciliation of the differences between the non-GAAP financial measure with the most directly comparable financial measure calculated in accordance with GAAP (please see the reconciliation of EBITDA to Net Income (Loss) in accordance with GAAP on page 23);

(C)	A statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations (please see page 24); and

Jim B. Rosenberg

June 27, 2005

(D)	To the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure (please see page 24).

Question 8 of the Staff’s June 13, 2003 FAQ on the use of non-GAAP financial measures provides further guidance regarding expected disclosures when using a non-GAAP performance measure that excludes recurring items. Specifically, the Staff’s response to question 8 is clear that such a presentation may be misleading absent the following disclosure. The Company believes that it has appropriately provided the required disclosure and has adequately detailed the reasons it believes the non-GAAP financial measure was appropriate to use in its Form 10-K at the locations specified in the parenthetical after each bullet point below:

•	The manner in which management uses the non-GAAP measure to conduct or evaluate its business (please see the first paragraph following the table on page 24);

•	The economic substance behind management’s decision to use such a measure (please see the first paragraph following the table on page 24);

•	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure (please see the first two paragraphs on page 17);

•	The manner in which management compensates for these limitations when using the non-GAAP financial measure (please see the reconciliation to GAAP Net income on page 23); and

•	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors (please see the second paragraph following the table on page 24).

When the statement on page 16 is read in conjunction with the table on page 23 and the related textual disclosures on page 24 of the 2004 Form 10-K, the Company believes that it has complied with the guidance in 10(e) and FAQs 8 and 15 for use of a non-GAAP performance measure that eliminates certain recurring items. In future filings, the Company will include statements as to the purpose and use of any non-GAAP measures each time they are referred to in its filing rather than having simply one such statement as it does on page 24 of the 2004 Form 10-K. Additionally, if EBITDA and EBITDA margin are used, the Company will clearly indicate that only depreciation, interest, income taxes and amortization of intangible assets are excluded

Jim B. Rosenberg

June 27, 2005

from GAAP net income and that such measures are illustrative of operating performance since they exclude the impact of investing and financing activities, as follows:

“EBITDA and EBITDA Margin may be helpful in reflecting our operating performance because EBITDA and EBITDA Margin exclude depreciation, interest, income taxes and amortization of intangible assets which are more a reflection of our financing and investing activities.”

Management believes that its presentation of EBITDA and EBITDA margin in its Form 10-K was material to providing a view of the Company “through the eyes of management,” as suggested in FRR-72. Because EBITDA was integral in the Company’s operating reports, incentive programs, acquisition program and strategic objectives, to have excluded EBITDA would have undermined a primary objective of the MD&A.

With respect to the Company’s reference to Cash earnings per share as a primary financial measure on page 16 of the 2004 Form 10-K, please note that although the concept is referenced, the actual numerical result of the number nor its calculation is disclosed, in accordance with paragraph 33 of FAS 95 and Item 10(e) of Regulation S-K which defines a non-GAAP measure as a “numerical measure of a registrant’s historical or future performance, financial position or cash flows…” The Company’s mention of Cash earnings per share as a primary financial measure is contained in its filings because the Company believes that it is material to convey to its investors, and other users of its financial statements, that this is an important financial measure it uses to assess its operations, provide incentive to its executives and plan its business strategy. As stated in the Company’s 2004 10-K, management’s business strategy is to grow Cash earnings per share by 15% per year. According to management’s interpretation of the applicable published guidance provided by the Staff, specifically FRR-72, the Company believes that while disclosure of a per share liquidity measure would be prohibited, that nowhere in the guidance is there a prohibition on discussing that per share liquidity measures are utilized internally for management purposes and that they are an essential part of the Company’s growth strategy. Accordingly, the Company believes that it appropriately disclosed that this measure is utilized by the Company in its internal assessments and that it properly did not disclose the number itself or how it is calculated. The Company respectfully submits that for the foregoing reasons it be permitted to retain the disclosure on page 16 of its 2004 Form 10-K on which the Staff has commented.

Jim B. Rosenberg

June 27, 2005

Contractual Obligations, pages 36-37

2.	Staff Comment: It does not appear that you included interest to be paid on the long-term debt within this table. Please revise the table to include such interest payments. Refer to Item 303(a)(5) of Regulation S-K.

Company Response: The Company understands the comment and in response thereto respectfully notes the following. The Company has referred to the instructions to Item 303(a)(5) of Regulation S-K as suggested by the Staff and is unable to find in those instructions any express requirement to include future interest obligations (which may not become obligations if indebtedness is repaid prior to maturity) in the table. As a result, interest to be paid was not included in the table in the Company’s 2004 Form 10-K because the Company was not aware of any requirement to do so based on its reading of Item 303(a)(5). However, having now been made aware of the Staff’s interpretation of Item 303(a)(5), the Company respectfully requests that the Staff permit the Company to disclose the amounts of estimated future interest payments in the relevant table in subsequent Form 10-K filings.

The Company notes that its current disclosures related to long-term debt on pages 35 – 36 and F-16 – F-17 of its 2004 Form 10-K includes:

•	Year-end debt balances by type of obligation;

•	the range of fixed interest rates on seller notes;

•	the year-end variable interest rate on its credit facility and the mechanism by which the rate varies; and

•	future maturities of principal.

The Company believes the foregoing request is reasonable in light of the absence of a specific instruction to include interest in the table in Item 303(a)(5) and in light of the nature and extent of the existing disclosures with respect to its long-term debt.

Jim B. Rosenberg

June 27, 2005

Proposed prospective disclosure of interest obligations:

“Contractual Obligations

The table below summarizes our contractual obligations as of December 31, 2004:

Payments due by period	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
	(in thousands)
Credit facility	$128,438	$1,250	$2,500	$124,688	$—
Other debt and capital lease obligations	27,886	10,367	12,134	5,257	128
Fixed rate interest obligations	2,570	1,250	1,230	90	—
Operating lease commitments	71,069	17,498	28,158	17,306	8,107
Other	2,250	900	1,350	—	—

Total	$232,213	$31,265	$45,372	$147,341	$8,235

At December 31, 2004, we had future interest obligations under fixed rate notes, primarily acquisition related, of $2.6 million.

Of our $156.3 million in long-term debt at December 31, 2004, $133.3 million was subject to variable interest rates, most of which is eligible to be prepaid. Based on our long-term debt subject to variable interest rates at December 31, 200 and assuming that interest rates stay constant and we do not prepay any debt, total future interest obligations under such variable rate obligations are projected to be $12.9 million, $26.3 million, $6.8 million and zero in less than one year, two to three years, four to five years and thereafter, respectively.”

Financial Statements

2. Acquisitions, pages F-13 – F-14

3.	Staff Comment: Please explain to us how your practice used to determine the value of common shares issued for acquisitions complies with GAAP. Also clarify what is meant by “the effective date of the acquisition.” Please include any references to specific paragraphs within that literature that supports this treatment.

Company Response: For purposes of determining the number and value of common shares issued for acquisitions in 2004 the Company used the twenty day average closing price of its common stock ended three days prior to the effective date of the acquisition. The “effective date” of the business combinations is “the date assets are received and other assets are given, liabilities are assumed or incurred, or equity interests are issued” in accordance with FASB 141, par. 48. This pricing mechanism is defined in the purchase agreements. EITF 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase

Jim B. Rosenberg

June 27, 2005

Business Combination” (EITF 99-12), requires that the value of common shares be determined based on the closing market price two days prior through two days following the measurement date. The Company has determined that the aggregate difference, for all acquisitions, resulting from the use of the value of the common shares based on the contractual terms as opposed to the guidance in EITF 99-12 was $0.7 million, or slightly less that 0.6% of total purchase price and 0.2% of total goodwill at December 31, 2004. Management believes the difference in the value of the common shares is not considered to be material. For all future business combinations, the Company will comply with EITF 99-12.

7. Redeemable Securities

Common Stock, pages F-19 – F-20

4.	Staff Comment: Please explain to us how the application of SFAS 150 resulted in the reclassification of a security previously outside of equity to within equity. Include the specific cites within that literature that support this treatment.

Company Response: Prior to its initial public offering (“IPO”) in October 2002, the Company issued convertible preferred stock in connection with and as consideration for a number of its acquisitions. These securities were issued to the former owners (“Sellers” or “Holders”) of the businesses acquired. Over time the acquisitions were completed with different classes of preferred stock. In connection with the issuance of the preferred stock, due to the illiquid nature of these securities, the Company entered into separate stock subscription agreements, containing written put options, with the Sellers affording the Sellers the right to require the Company to redeem the preferred shares under limited circumstances as follows:

•	In the event the Holder’s employment was terminated by the employer other than for cause;

•	In the event the Holder’s employment was terminated by reason of death, incapacity or disability of the holder; and

•	In the event the Holder affirmatively exercises the written put option by written notice to the Company given within 60 days of the event giving rise to the applicable option.

The redemption price of the shares, if they were put to the Company, would be the then current market value and the total proceeds payable upon any such redemption would be limited to the dollar amount of the redeeming Seller’s original investment

Jim B. Rosenberg

June 27, 2005

as determined at the time of particular transaction in which the Seller acquired the Company preferred stock. In accordance with ASR 268, the Company recorded these securities as convertible redeemable preferred stock in temporary (mezzanine) equity.

At the time of the IPO, the Company automatically converted all of its preferred stock, including the preferred stock to which the written put options were applicable, to common stock. The common stock into which the preferred stock was converted was a single class of common stock and is the same class of stock that all investors received as part of the IPO. However, the stock subscription agreements, originally entered into in connection with the transactions in which the preferred stock was issued to each Seller remained in effect subsequent to the IPO. Thus the Sellers continued to have a written put option on the Company’s common shares under the terms of such subscription agreements. The restrictions on exercise of the written put options described above and the limitation of any redemption proceeds to the amount of each Seller’s original investment continued to remain part of the put option agreement. All of the common shares issued upon conversion of the Company’s preferred stock at the time of the IPO, including the common shares resulting from the above conversion, were subject to a 180 day contractual lockup period as then required by the underwriters of the IPO. The lockup provisions rendered the common shares held by the Sellers illiquid. Therefore, the written put options were the only means by which the Sellers could liquidate their investments. As a result of the illiquid nature of the common shares held by the Sellers, the Company continued to record the common shares and written put options as temporary (mezzanine) equity at December 31, 2002.

Upon the expiration of the lockup period, resulting in liquidity in the common shares, and the issuance of FAS 150 in the second quarter of 2003, management determined that the written put options included in the separate stock subscription agreements held by the Sellers met the definition of an obligation to repurchase the issuer’s equity shares in accordance with paragraph 11 of FAS 150 and that common shares and the written put options should not be considered linked instruments for accounting purposes. Management determined that the appropriate presentation was to classify the written put options as a liability and to classify the freestanding common shares as permanent equity. As a result, upon the adoption of FAS 150 in the third quarter of 2003, the Company recognized the fair value of the written put options in liabilities and separately recognized the common shares in common stock and additional paid in capital.

Jim B. Rosenberg

June 27, 2005

The Company will augment its disclosure in future filings to reflect the evolution of the combined instruments more clearly and the rationalization for the classification as follows:

“7. Redeemable Securities

Prior to its initial public offering (“IPO”) in October 2002, the Company issued convertible preferred stock in connection with and as consideration for a number of its acquisitions. These securities were issued to the former owners (“Sellers” or “Holders”) of the businesses acquired. Over time the acquisitions were completed with different classes of preferred stock. In connection with the issuance of the preferred stock, due to the illiquid nature of these securities, the Company entered into separate stock subscription agreements, containing written put options, with the Sellers affording them the right to require the Company to redeem the preferred shares under limited circumstances as follows:

•	In the event the Holder’s employment was terminated by the employer other than for cause; or

•	In the event the Holder’s employment was terminated by reason of death, incapacity or disability of the holder; and

•	In the event the Holder affirmatively exercises the written put option by written notice to the Company given within 60 days of the event giving rise to the applicable option.

The redemption price of the shares, if they were put to the Company, would be the then current market value and the total proceeds payable upon any such redemption would be limited to the dollar amount of the redeeming Seller’s original investment as determined at the time of particular transaction in which the Seller acquired the Company preferred stock. In accordance with Accounting Series Release No. 268, “Redeemable Preferred Stocks,” (ASR 268), the Company recorded these securities as convertible redeemable preferred stock in temporary (mezzanine) equity.

Common Stock

Upon consummation of the IPO, the Company automatically converted all of its preferred stock, including the preferred stock to which the written put options were applicable, to common stock. After the conversion, the holders of the redeemable preferred stock retained the right to put their common stock to the Company upon the occurrence of certain events as described above. The common stock into which the preferred stock was converted was a single class of

Jim B. Rosenberg

June 27, 2005

common stock and was the same class of stock that all investors received as part of the IPO. However, the stock subscription agreements, originally entered into in connection with the transactions in which the preferred stock was issued to each Seller remained in effect subsequent to the IPO. Thus the Sellers continued to have a written put option on the Company’s common shares under the terms of such subscription agreements. The restrictions on exercise of the written put options described above and the limitation of any redemption proceeds to the amount of each Seller’s original investment continued to remain part of the put option agreement. All of the common shares issued upon conversion of the Company’s preferred stock at the time of the IPO, including the common shares resulting from the above conversion, were subject to a 180 day contractual lockup period as then required by the underwriters of the IPO. The lockup provisions rendered the common shares held by the Sellers illiquid. Therefore, the written put options were the only means by which the Sellers could liquidate their investments. As a result of the illiquid nature of the common shares held by the Sellers, the Company continued to record the common shares and written put options as temporary (mezzanine) equity at December 31, 2002.

Upon the expiration of the lockup period in the second quarter of 2003, resulting in liquidity in the common shares, the Company determined that the written put options included in the separate stock subscription agreements held by the Sellers met the definition of an obligation to repurchase the issuer’s equity shares in accordance with Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” (SFAS 150) and that common shares and the written put options should not be considered linked instruments for accounting purposes.

On July 1, 2003, in conjunction with the effective date of SFAS No. 150, the Company reviewed the classification of its redeemable common stock and reclassified these shares to common stock and additional paid-in capital. Additionally, the Company separately recognized the fair value of the put rights in liabilities.”

15. Contingencies. Page F-29

5.	Staff Comment: This note discusses several pending lawsuits and inquiries and you state that you cannot estimate a range of possible losses. When you cannot make an estimate, please disclose the facts and circumstances that prevent management from making such an estimate and please include a discussion of what is being sought in those proceedings. In accordance with SFAS 5 and SAB 92 disclosure of the estimated additional, or range of loss, that is reasonably possible, or a disclosure that such an estimate cannot be made is required for each matter discussed. Such range at a minimum should include what the other party in the lawsuit is seeking.

Jim B. Rosenberg

June 27, 2005

Company Response: We note that the comment in the contingency footnote to the effect that the Company cannot estimate a range of possible loss refers to the discussion in the two paragraphs immediately preceding it regarding the state Attorney General and/or Departments of Insurance investigations. Such statement is not intended to refer to any pending lawsuit. In particular, it is not intended to refer to the “claims, lawsuits and proceedings” generally referenced in the first paragraph of the footnote as to which the Company states its opinion that the outcome of such matters as presently known will not have a material adverse effect on the Company nor is it intended to refer to the pending lawsuits which are specifically identified in the footnote as to which the Company states its belief that the probability of exposure to a loss is remote. We respectfully submit that the footnote, as drafted, complies with the requirements of SFAS 5 and SAB 92.

If at the time of any future filing the possible loss or range of possible losses for the state Attorney General and/or Departments of Insurance investigations is reasonably estimable, as contemplated by paragraph 10 of SFAS 5, we will include such an estimate in such filing. If we are unable to provide such an estimate we will disclose that such an estimate cannot be made and elaborate on why.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and attention to this matter. We look forward to hearing from you at your earliest convenience. Please direct any questions regarding this submission to the undersigned at (914) 749-8500.

Very truly yours,

/s/ Robert S. Schneider
Robert S. Schneider,
Executive Vice President and CFO